FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JUNE, 2007

Logan Resources Ltd. (File #000-50737)
(Translation of registrant's name into English)

1066 West Hastings Street , Suite #1640, Vancouver, B.C. Canada, V6E 3X1
(Address of principal executive offices)

Attachments:
      1. News Release dated June 26, 2007- **Logan Resources Begins Drill Program At May Creek and Continues Diamond Drilling At Heidi**

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F__X___   Form 40-F _____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes_____   No ____X_____

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.
(Registrant)

Date: July 10, 2007   By: */s/ Seamus Young*
                                      Name
                               Its: President/Director
                                       (Title)

LOGAN RESOURCES LTD.
NEWS RELEASE
TSX-V:LGR
PK (USA):LGREF

Tuesday June 26, 2007

LOGAN RESOURCES BEGINS DRILL PROGRAM AT MAY CREEK
AND CONTINUES DIAMOND DRILLING AT HEIDI

Vancouver – Tuesday, June 26, 2007 – Logan Resources Ltd. (TSXV:LGR) today announced that it began the reverse circulation drill program at its May Creek project, located approximately 45 km northwest of Mayo, Yukon. Meanwhile, the Company continues to diamond drill its Heidi gold project and has just completed the 16th drill hole this year. Assays will be reported when they are received. In addition, preparations for the diamond drill program at Shell Creek are also underway. The program at Shell Creek will begin when the diamond drill is moved over from the Heidi project.

The May Creek project was acquired in late fall 2006. The property consists of 84 mineral claims (covering 4,338 acres, 1,755 hectares) and covers what is believed to be a precious metal system associated with a Tombstone Intrusion. Over the winter months, Logan's geological team compiled the results of numerous geochemical surveys and historical trenching programs conducted at May Creek. The analysis indicates a skarn-type deposit with aureoles of gold, silver, copper and zinc mineralization extending over numerous kilometres. A number of priority targets have been identified over areas of significant surface mineralization, in favourable geology. This is the first time this property has been drilled. Logan has an option to earn a 100% interest (subject to 2% NSR) in the project.

"In this highly competitive environment where the demand for geologists, drills and geophysical services can hinder progress, we are delighted that, with the help of our geological team, technical staff and service providers, we have been able to execute an aggressive exploration and drill program this season," said Seamus Young, President and CEO.

The 100%-owned (subject to 2% NSR) Heidi gold property, located 95 kilometers northeast of Dawson City, Yukon is comprised of 54 claims covering approximately 1,000 hectares. The Company has been diamond drilling the coincident geophysical and geochemical anomalies on this project since early May. The property was first explored by Homestake Mining in 1995. Between 1995 and 2000, Homestake completed geochemistry, geology, and trenching surveys that identified promising gold mineralization. The claims were allowed to lapse after Homestake was taken over by Barrick Gold and world market conditions declined. Logan is the first operator to drill the property.

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for Logan's properties.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites. The Company currently has 34,960,363 shares outstanding.

ON BEHALF OF THE BOARD

"Judith T. Mazvihwa"

Judith T. Mazvihwa, *CFO and Director*

For further information please contact:
Judith T. Mazvihwa,CFO and Director
604-689-0299 x 224
The RAYA Group, Investor Relations
Toll-free: 1-877-626-2121